UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2025

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., dated July 31, 2025.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports second quarter and first half 2025 financial results and provides business update

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Fabrice Chouraqui

	Name:	Fabrice Chouraqui
	Title:	CEO

Date: July 31, 2025

Pharming Group reports second quarter and first half 2025 financial results and provides business update

•Second quarter 2025 total revenues increased by 26% to US$93.2 million, compared to the second quarter 2024, driven by strong RUCONEST® and Joenja® revenue growth
•RUCONEST® second quarter revenue increased by 28% to US$80.4 million, compared to the second quarter 2024, reflecting strong growth in patients and prescribers
•Joenja® (leniolisib) second quarter revenue increased by 15% to US$12.8 million, compared to the second quarter 2024, with a further acceleration in patient uptake
•Second quarter operating profit amounted to US$10.8 million compared to a US$3.1 million loss in the second quarter 2024
•Study published in leading peer-reviewed journal Cell identifies new variants leading to PI3Kδ pathway hyperactivity, supporting reclassification of VUS patients to APDS and suggesting up to a 100-fold increase in APDS prevalence
•Submitted new drug application for leniolisib for the treatment of APDS in Japan
•2025 total revenue guidance raised to US$335 million - US$350 million, up from prior US$325 million - US$340 million
•Overall cash and marketable securities increased to US$130.8 million at the end of the second quarter 2025 from US$108.9 million at the end of the first quarter 2025, primarily due to cash generated from operations
•Pharming to host a conference call today at 13:30 CEST (7:30 am EDT)

Leiden, the Netherlands, July 31, 2025: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM/Nasdaq: PHAR) presents its preliminary (unaudited) financial report for the second quarter and first half year ended June 30, 2025.

Chief Executive Officer, Fabrice Chouraqui, commented:
“We’ve delivered a strong second quarter, with 26% total revenue growth and positive operating profit, building further on our momentum. RUCONEST® continues to show very significant growth, reflecting its unique value proposition for patients in the on-demand HAE market. We’re also seeing continued acceleration in Joenja® uptake, with first half 2025 patient growth already surpassing the total for all of 2024. Based on our strong first half performance and prospects for the second half of the year, we are raising our full-year revenue guidance.

The newly published study in the peer-reviewed journal Cell highlights the potential to significantly expand Joenja®’s addressable APDS patient population. The data support reclassifying patients with variants of uncertain significance (VUS) as APDS beginning in the second half of 2025. Notably, the study also suggests APDS prevalence may be up to 100 times higher than previously thought.

In recent months, we’ve made meaningful progress in executing our strategy. We launched Joenja® in the U.K., with the first patients now on commercial therapy, and we submitted a regulatory filing for leniolisib in Japan. Enrollment in both proof-of-concept trials studying leniolisib in larger PID indications is progressing well. Finally, we dosed the first patients in the second wave of the pivotal FALCON clinical trial for KL1333 in primary mitochondrial diseases.

We are working on options to mitigate the impact of recently announced U.S. tariffs. Although some uncertainties remain—such as potential tariff exclusions—we do not expect a material impact on our business.

The strength of our commercial portfolio and advancing pipeline—targeting significant, underserved markets—continues to validate our long-term strategy. We are also on track to deliver on the previously announced reduction in G&A expenses, enhancing our ability to invest in future growth. I’m grateful to our teams whose expertise and commitment drive our progress and success.”

Second quarter and first half 2025 highlights

Commercialized assets
RUCONEST® marketed for the treatment of acute HAE attacks
The strong RUCONEST® growth continued in the second quarter of 2025, with revenue of US$80.4 million, a 28% increase compared to the second quarter of 2024. Revenue for the first half of 2025 was US$149.0 million, a 37% increase compared to the same period in 2024.

In the U.S. market, we continue to grow the prescriber and patient base and see strong in-market demand over 10 years post-launch, reflecting RUCONEST®’s unique position in the on-demand HAE market. Unit sales volume in the U.S. increased by 27% in the second quarter and 31% in the first half.

Joenja® (leniolisib) marketed for the treatment of APDS
Joenja® revenue increased to US$12.8 million in the second quarter of 2025, a 15% increase compared to the second quarter of 2024. Revenue for the first half of 2025 was US$23.3 million, a 13% increase compared to the same period in 2024. Unit sales volume increased by 10% in the first half of 2025, primarily due to the increase in patients on paid therapy in the U.S.

The U.S. market contributed 92% of second quarter revenues, while the EU and Rest of World contributed 8%.

As of June 30, 2025, we had 114 patients on paid therapy in the U.S., representing a 25% increase from the 91 patients at the end of the second quarter of 2024. We made strong progress finding, enrolling and transitioning additional patients to paid therapy during the second quarter, increasing the number of patients by 12 versus 6 in the first quarter of this year. The increase of 18 patients during the first half of 2025 exceeded the total increase in patients in 2024. We expect that reclassifications of patients with a variant of uncertain significance, or VUS, to APDS will contribute to additional patient growth beginning in the second half of this year.

In April, we launched Joenja® in the U.K., with the National Institute for Health and Care Excellence (NICE) issuing positive final guidance recommending Joenja® (leniolisib) for reimbursement and use within the National Health Service (NHS) in England and Wales for adult and pediatric patients 12 years of age and older. The first patients are now on commercial therapy in the U.K.

APDS patient finding
As of June 30, 2025, we have identified 971 diagnosed APDS patients of all ages globally, including 257 patients in the U.S. Of the identified patients in the U.S., 165 patients are 12 years of age or older and eligible for treatment with Joenja®, while 52 are between 4 and 11 years of age and would become eligible pending regulatory approval, demonstrating continued progress identifying additional patients.

VUS patient reclassification and APDS prevalence
There are currently over 1,400 known U.S. patients with a variant of uncertain significance, or VUS, in the PIK3CD and PIK3R1 genes implicated in APDS.

In June, a study performed by researchers at Columbia University was published in the leading peer-reviewed journal Cell, supporting reclassification of VUS patients and expanding the characterization of APDS. The study identified over 100 new variants leading to PI3Kδ pathway hyperactivity. Data suggest that VUS patients with these gain-of-function variants should be functionally classified as APDS patients. We expect genetic testing laboratories to utilize these data to independently re-assess VUSs and reclassify patients to APDS in the second half of 2025, adding an additional growth driver for Joenja®. We are committed to expanding studies to assess additional variants and estimate that 20% of VUS patients could ultimately be diagnosed with APDS.

By analyzing very large datasets of patients who agreed to have their genetic testing linked to their medical records, the research team at Columbia University also concluded that the real prevalence of APDS may be up to 100 times higher than previously estimated. We are now preparing population-based studies to further investigate the genetic prevalence and clinical phenotype of APDS in the newly identified variants, and to better understand the potential to expand Joenja®’s addressable patient population.

Joenja® (leniolisib) development
Leniolisib for APDS
As of June 30, 2025, there are 185 APDS patients in either a leniolisib Expanded Access Program (compassionate use), an ongoing clinical study, or a named patient program.

Pediatric label expansion
We remain on track to submit a supplemental New Drug Application (sNDA) to the U.S. Food and Drug Administration (FDA) for leniolisib for the treatment of children aged 4 to 11 years diagnosed with APDS in the third quarter of 2025. An approval decision from the FDA is expected in the first half of 2026.

Japan
In June 2025, we submitted a new drug application (NDA) to the Japanese Pharmaceuticals and Medical Devices Agency (PMDA) for the approval of leniolisib for the treatment of APDS in adult and pediatric patients 4 years of age and older. A decision from the PMDA is expected in nine months based on priority review of the application, due to orphan drug designation (ODD) granted by the Ministry of Health, Labour and Welfare of Japan (MHLW) for the treatment of APDS.

European Economic Area (EEA)
We are on track to complete the manufacturing activities requested by the European Medicines Agency’s (EMA) Committee for Human Medicinal Products (CHMP) as part of the ongoing review of the leniolisib Marketing Authorisation Application (MAA) for APDS patients 12 years of age and older, and to submit a response by the January 2026 deadline.

Leniolisib for additional primary immunodeficiencies (PIDs)
Two Phase II clinical trials are evaluating leniolisib for additional primary immunodeficiencies, or PIDs, which affect significantly more patients than APDS. These include (i) genetically identifiable PIDs with immune dysregulation linked to altered PI3Kδ signaling and (ii) common variable immunodeficiency, or CVID, with immune dysregulation identified independently of genetics. We continue to anticipate trial read-outs in 2026.

KL1333 for mitochondrial DNA-driven primary mitochondrial disease
KL1333 is currently in a pivotal clinical trial in primary mitochondrial diseases and has the potential to significantly enhance our future growth. We continue to anticipate trial read-out in 2027 with potential FDA approval by end of 2028.

The pivotal FALCON clinical trial is evaluating KL1333 in adult patients with genetically confirmed primary mitochondrial disease (PMD) with mitochondrial DNA (mtDNA) mutations who experience consistent, debilitating fatigue and muscle weakness (myopathy), and reduced life expectancy. The FALCON clinical trial is proceeding as planned with additional clinical sites now active and the first patients in wave two of the trial having been dosed.

Acquisition of Abliva AB
In the period from February 14, 2025, to June 18, 2025, Pharming acquired the remaining 11.1% interest in the voting shares of Abliva, thereby increasing its ownership to 100%.

Organizational updates
On May 8, 2025, we announced a plan to reduce our general and administrative (G&A) expenses by 15% or US$10 million to optimize capital allocation to drive sustainable growth of our business. Work is on track to deliver on this objective.

Financial Summary

Consolidated Statement of Income	2Q 2025	2Q 2024	1H 2025	1H 2024
Amounts in US$m except per share data
Total Revenues	93.2	74.1	172.3	129.7
Cost of sales	(9.0)	(8.0)	(17.3)	(16.4)
Gross profit	84.2	66.1	155.0	113.3
Other income	1.8	0.9	2.2	1.3
Research and development	(23.7)	(21.6)	(44.8)	(40.1)
General and administrative	(20.5)	(15.6)	(43.0)	(30.7)
Marketing and sales	(31.0)	(32.9)	(65.6)	(63.2)
Other Operating Costs	(75.2)	(70.1)	(153.4)	(134.0)
Operating profit (loss)	10.8	(3.1)	3.8	(19.4)
Fair value gain (loss) on revaluation	—	5.1	—	5.1
Other finance income	0.7	1.2	1.3	2.9
Other finance expenses	(4.7)	(2.9)	(9.8)	(4.5)
Finance result, net	(4.0)	3.4	(8.5)	3.5
Share of net profits in associates using the equity method	0.3	(0.4)	—	(0.8)
Profit (loss) before tax	7.1	(0.1)	(4.7)	(16.7)
Income tax credit (expense)	(2.5)	(1.1)	(5.6)	3.0
Profit (loss) for the period	4.6	(1.2)	(10.3)	(13.7)
Earnings per share
Basic, attributable to equity holders of the parent (US$)	0.007	(0.002)	(0.015)	(0.019)
Diluted, attributable to equity holders of the parent (US$)	0.006	(0.002)	(0.015)	(0.019)

Segment information - Revenues	2Q 2025	2Q 2024	1H 2025	1H 2024
Amounts in US$m
Revenue - RUCONEST® (US)	79.6	61.6	146.2	106.4
Revenue - RUCONEST® (EU and RoW)	0.8	1.4	2.8	2.6
Total Revenues - RUCONEST®	80.4	63.0	149.0	109.0
Revenue - Joenja® (US)	11.8	10.2	21.3	18.7
Revenue - Joenja® (EU and RoW)	1.0	0.9	2.0	2.0
Total Revenues - Joenja®	12.8	11.1	23.3	20.7

Total Revenues - US	91.4	71.8	167.5	125.1
Total Revenues - EU and RoW	1.8	2.3	4.8	4.6

Total Revenues	93.2	74.1	172.3	129.7

Consolidated Balance Sheet	June 30, 2025	December 31, 2024
Amounts in US$m
Cash and cash equivalents, restricted cash and marketable securities	130.8	169.4
Current assets	245.8	278.4
Total assets	446.3	400.0
Current liabilities	87.9	73.8
Shareholders' equity	239.6	221.1

Financial highlights
Second quarter 2025
For the second quarter of 2025, revenues increased by US$19.1 million, or 26%, to US$93.2 million, compared to US$74.1 million in the second quarter of 2024. RUCONEST® revenues amounted to US$80.4 million, a 28% increase compared to the second quarter of 2024. The increase in RUCONEST® revenues was primarily driven by an increase in volume. Joenja® revenues amounted to US$12.8 million in the second quarter of 2025, a 15% increase compared to the second quarter of 2024. This increase in Joenja® revenues was primarily driven by an increase in price, enhanced by gross-to-net adjustments that were elevated in the prior year.

Gross profit increased by US$18.1 million, or 27%, to US$84.2 million, compared to US$66.1 million in the second quarter of 2024, mainly due to the increase in revenues.

The operating profit amounted to US$10.8 million compared to an operating loss of US$3.1 million in the second quarter of 2024. Adjusted to exclude US$2.1 million of non-recurring Abliva acquisition-related expenses, of which US$1.9 million is included in General and administrative expenses and US$0.2 million is included in Research and development expenses, the operating profit amounted to US$12.9 million. The improved operating result was primarily driven by an increase in revenues, partially offset by higher operating expenses including US$2.1 million in non-recurring Abliva acquisition-related expenses.

The net finance result amounted to a loss of US$4.0 million compared to a gain of US$3.4 million in the second quarter of 2024. This decline was mainly driven by the absence of a one-time fair value gain recognized in the second quarter of 2024 following the reclassification of the convertible bond-related derivative to equity, as well as by unfavorable EUR/USD exchange rate movements in the second quarter of 2025.

The Company had a net profit of US$4.6 million, compared to a net loss of US$1.2 million in the second quarter of 2024. The change was primarily driven by increased revenues, partially offset by higher operating expenses and a change in the net finance result.

Cash generated from operations amounted to US$11.7 million, compared to US$13.2 million used in operations in the second quarter of 2024. Cash and cash equivalents, including restricted cash and marketable securities, increased from US$108.9 million at the end of first quarter of 2025 to US$130.8 million at the end of the second quarter of 2025. This increase was primarily driven by the net cash flows generated from operating activities.

First half year 2025
Total revenues increased 33% during the first half of 2025 to US$172.3 million, compared to US$129.7 million during the first half of 2024. For the first half of 2025, total RUCONEST® revenues were 37% higher at US$149.0 million, compared to revenues of US$109.0 million for the first half of 2024. The increase in RUCONEST® revenues was primarily driven by an increase in volume. Joenja® revenues amounted to US$23.3 million in the first half of 2025, a 13% increase compared to the second half of 2024. This increase in Joenja® revenues was primarily driven by an increase in volume.

Gross profit increased by US$41.7 million, or 37%, to US$155.0 million, compared to US$113.3 million in the first half of 2024, mainly due to the increase in revenues.

Further details on revenue and gross profit segmentation is provided in Note 7. Segment information in the Notes to the condensed consolidated interim financial statements of this press release.

The operating profit amounted to US$3.8 million compared to an operating loss of US$19.4 million in the first half of 2024. Adjusted to exclude US$9.9 million of non-recurring Abliva acquisition-related expenses, of which US$7.6 million is included in General and administrative expenses and US$2.3 million is included in Research and development expenses, the operating profit amounted to US$13.7 million. The improved operating result was primarily driven by an increase in revenues, partially offset by higher operating expenses which include a total of US$15.0 million Abliva-related expenses.

The net finance result amounted to a loss of US$8.5 million compared to a gain of US$3.6 million in the first half of 2024. This decline was mainly driven by the absence of a one-time fair value gain recognized in the second quarter of 2024 following the reclassification of the convertible bond-related derivative to equity, as well as by unfavorable EUR/USD exchange rate movements in the first half of 2025.

The Company had a net loss of US$10.3 million, compared to a net loss of US$13.7 million in the first half of 2024. The change was primarily driven by increased revenues, partially offset by a change in the net finance result and higher operating expenses, including US$9.9 million non-recurring Abliva acquisition-related expenses, most of which were not tax-deductible.

Cash generated from operations amounted to US$12.0 million, compared to US$20.9 million used in operations in the first half of 2024. Cash and cash equivalents, including restricted cash and marketable securities, decreased by US$38.6 million to US$130.8 million from US$169.4 million at the end of 2024, primarily driven by purchases of Abliva shares totaling US$66.1 million and non-recurring Abliva acquisition-related expenses totaling US$9.9 million.

Outlook/Summary
For 2025, the Company anticipates:

•Total revenues between US$335.0 million and US$350.0 million (13% to 18% growth), with quarterly fluctuations expected.
•Total operating expenses between US$304.0 million and US$308.0 million, assuming constant currency and US$10.2 million non-recurring Abliva-related transaction and integration expenses.
•Significant progress finding additional APDS patients in the U.S., supported by VUS validation efforts and subsequently converting patients to paid Joenja® (leniolisib) therapy.
•Increasing ex-U.S. revenues for leniolisib - driven by funded access programs and commercial availability in the U.K.
•Progress towards additional regulatory approvals for leniolisib for APDS patients 12 years of age or older, and submitting regulatory filings in Japan and for pediatric label expansion in key global markets.
•Advancing the two ongoing Phase II clinical trials in PIDs with immune dysregulation to significantly expand the long-term commercial potential of leniolisib.
•Advancing the ongoing pivotal FALCON clinical study for KL1333 in mitochondrial DNA-driven primary mitochondrial disease.
•Continued focus on potential acquisitions and in-licensing of clinical stage opportunities in rare diseases.

No further specific financial guidance for 2025 is provided.

Additional information
Presentation
The conference call presentation is available on the Pharming.com website from 07:30 CEST today.

Conference Call
The conference call will begin at 13:30 CEST/07:30 EDT on Thursday, July 31. A transcript will be made available on the Pharming.com website in the days following the call.

Please note, the Company will only take questions from dial-in attendees.

Webcast Link:
https://edge.media-server.com/mmc/p/uhd9a5v2

Conference call dial-in details:
https://register-conf.media-server.com/register/BI139b46ff4e87483a9f032e1457f19a63

Additional information on how to register for the conference call/webcast can be found on the
Pharming.com website.

Financial Calendar 2025
3Q 2025 financial results            November 6

For further public information, contact:
Pharming Group N.V., Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Simon Conway/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. We are commercializing and developing a portfolio of innovative medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Auditor’s involvement
The Condensed Consolidated Interim Financial Statements have not been audited by the Company’s statutory auditor.

Responsibility Statement
The Board of Directors of the Company (the “Board”) hereby declares that to the best of its knowledge, the condensed consolidated interim financial statements, which have been prepared in accordance with IAS 34 (interim financial reporting), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company, and this interim Board report includes a fair review of the information required pursuant to section 5:25d(8) and (9) of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Leiden, July 31, 2025

Fabrice Chouraqui, Chief Executive Officer and Executive Director
Richard Peters, Non-Executive Director and Chairman of the Board of Directors
Mark Pykett, Non-Executive Director
Barbara Yanni, Non-Executive Director
Leonard Kruimer, Non-Executive Director
Jabine van der Meijs, Non-Executive Director
Elaine Sullivan, Non-Executive Director

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2024 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Pharming Group N.V.
Condensed Consolidated Interim Financial Statements in US Dollars (unaudited)
For the period ended June 30, 2025
•Condensed consolidated interim statement of income
•Condensed consolidated interim statement of comprehensive income
•Condensed consolidated interim balance sheet
•Condensed consolidated interim statement of changes in equity
•Condensed consolidated interim statement of cash flow

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
For the period ended June 30

Amounts in US$ ‘000	notes	1H 2025	1H 2024
Revenues	8	172,315	129,679
Costs of sales	10	(17,295)	(16,367)
Gross profit	8	155,020	113,312
Other income	9	2,232	1,257
Research and development		(44,837)	(40,118)
General and administrative		(42,991)	(30,707)
Marketing and sales		(65,619)	(63,177)
Other Operating Costs	10	(153,447)	(134,002)
Operating profit (loss)		3,805	(19,433)
Fair value gain (loss) on revaluation	13	—	5,138
Other finance income	11	1,263	2,935
Other finance expenses	11	(9,785)	(4,490)
Finance result, net		(8,522)	3,583
Share of net profits (loss) in associates using the equity method	13	8	(834)
Profit (loss) before tax		(4,709)	(16,684)
Income tax credit (expense)	12	(5,629)	3,018
Profit (loss) for the period		(10,338)	(13,666)
Attributable to:
Equity holders of the parent		(10,025)	(13,666)
Non-controlling interests	7	(313)	—

Earnings per share
Basic, attributable to equity holders of the parent (US$)	20	(0.015)	(0.019)
Diluted, attributable to equity holders of the parent (US$)	20	(0.015)	(0.019)

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
For the period ended June 30

Amounts in US$ ‘000	1H 2025	1H 2024
Profit (loss) for the period	(10,338)	(13,666)
Currency translation differences	26,148	(4,235)
Items that may be subsequently reclassified to profit or loss	26,148	(4,235)
Fair value remeasurement investments	—	78
Items that shall not be subsequently reclassified to profit or loss	—	78
Other comprehensive income (loss), net of tax	26,148	(4,157)
Total comprehensive income (loss) for the period	15,810	(17,823)
Attributable to:
Equity holders of the parent	16,123	(17,823)
Non-controlling interests	(313)	—

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

Amounts in US$ ‘000	notes	June 30, 2025	December 31, 2024
Non-current assets
Intangible assets	7	135,901	61,039
Property, plant and equipment		7,965	7,752
Right-of-use assets		16,601	16,382
Long-term prepayments		95	90
Deferred tax assets	14	31,200	30,544
Investment accounted for using the equity method	13	1,006	466
Investment in equity instruments designated as at FVTOCI	13	1,392	—
Investment in debt instruments designated as at FVTPL	13	4,300	3,767
Restricted cash	17	2,023	1,505
Total non-current assets		200,483	121,545
Current assets
Inventories	15	63,715	55,724
Trade and other receivables		53,327	54,823
Restricted cash	17	2,726	—
Marketable securities	16	33,917	112,949
Cash and cash equivalents	17	92,091	54,944
Total current assets		245,776	278,440
Total assets		446,259	399,985
Equity
Share capital		7,821	7,769
Share premium		491,853	488,990
Other reserves		25,908	(209)
Accumulated deficit		(286,031)	(275,489)
Shareholders’ equity	17	239,551	221,061
Non-current liabilities
Convertible bonds	19	91,268	78,154
Lease liabilities		27,498	26,968
Total non-current liabilities		118,766	105,122
Current liabilities
Convertible bonds	19	5,105	4,245
Trade and other payables		78,382	66,611
Lease liabilities		4,455	2,946
Total current liabilities		87,942	73,802
Total equity and liabilities		446,259	399,985

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the period ended June 30
Attributable to owners of the parent

Amounts in US$ ‘000	notes	Share capital	Share premium	Other reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
Balance at January 1, 2024		7,669	478,431	(2,057)	(265,262)	218,781	—	218,781
Profit (loss) for the period		—	—	—	(13,666)	(13,666)	—	(13,666)
Reserves		—	—	1,544	(1,544)	—	—	—
Other comprehensive income (loss) for the period		—	—	(4,157)	—	(4,157)	—	(4,157)
Total comprehensive income (loss) for the period		—	—	(2,613)	(15,210)	(17,823)	—	(17,823)
Other reserves	18	—	—	(31)	31	—	—	—
Income tax benefit from excess tax deductions related to share-based payments		—	—	—	(261)	(261)	—	(261)
Share-based compensation		—	—	—	5,687	5,687	—	5,687
Options exercised / LTIP shares issued		79	8,419	—	(5,036)	3,462	—	3,462
Value of conversion rights of convertible bonds		—	—	11,091	—	11,091	—	11,091
Total transactions with owners, recognized directly in equity	20	79	8,419	11,060	421	19,979	—	19,979
Balance at June 30, 2024		7,748	486,850	6,390	(280,051)	220,937	—	220,937

Balance at January 1, 2025		7,769	488,990	(209)	(275,489)	221,061	—	221,061
Profit (loss) for the period		—	—	—	(10,025)	(10,025)	(313)	(10,338)
Reserves		—	—	—	—	—	—	—
Other comprehensive income (loss) for the period		—	—	26,148	—	26,148	—	26,148
Total comprehensive income (loss) for the period		—	—	26,148	(10,025)	16,123	(313)	15,810
Other reserves	18	—	—	(31)	31	—	—	—
Income tax benefit from excess tax deductions related to share-based payments		—	—	—	(209)	(209)	—	(209)
Share-based compensation		—	—	—	6,052	6,052	—	6,052
Options exercised / LTIP shares issued		52	2,863	—	(4,273)	(1,358)	—	(1,358)
Value of conversion rights of convertible bonds		—	—	—	—	—	—	—
Acquisition of a subsidiary	7	—	—	—	—	—	6,133	6,133
Acquisition of non-controlling interests	7	—	—	—	(2,118)	(2,118)	(5,820)	(7,938)
Total transactions with owners, recognized directly in equity	20	52	2,863	(31)	(517)	2,367	313	2,680
Balance at June 30, 2025		7,821	491,853	25,908	(286,031)	239,551	—	239,551

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
For the period ended June 30

Amounts in $’000	1H 2025	1H 2024
Profit (loss) before tax	(4,709)	(16,684)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation, amortization, impairment of non-current assets	5,284	5,628
Equity settled share based payments	6,052	5,687
Fair value loss (gain) on revaluation	—	(5,138)
Loss (gain) on disposal of leases	(10)	—
Other finance income	(1,263)	(2,935)
Other finance expenses	9,650	4,450
Share of net losses (profits) in associates using the equity method	(8)	834
Operating cash flows before changes in working capital	14,996	(8,158)
Changes in working capital:
Inventories	(309)	(3,115)
Trade and other receivables	2,359	(4,963)
Payables and other current liabilities	1,031	(2,255)
Restricted cash	(3,052)	—
Total changes in working capital	29	(10,333)

Interest received	1,273	2,370
Income taxes received (paid)	(4,323)	(4,747)
Net cash flows generated from (used in) operating activities	11,975	(20,868)

Capital expenditure for property, plant and equipment	(410)	(294)
Investment intangible assets	(6)	—
Disposal of investment designated as at FVOCI	—	1,964
Investment in associates using the equity method	(429)	—
Purchases of marketable securities	—	(112,453)
Proceeds from sale of marketable securities	84,967	147,841
Acquisition of a subsidiary, net of cash acquired	(57,476)	—
Net cash flows generated from (used in) investing activities	26,646	37,058

Payment of lease liabilities	(1,781)	(1,513)
Interests on lease liabilities	(562)	(580)
Net proceeds of issued convertible bonds		104,802
Repurchase of convertible bonds		(134,922)
Interests on convertible bonds	(2,450)	(2,024)
Settlement of share based compensation awards	1,287	3,462
Acquisition of non-controlling interests	(5,970)	—
Net cash flows generated from (used in) financing activities	(9,476)	(30,775)

Increase (decrease) of cash	29,145	(14,585)
Exchange rate effects	8,002	(14)
Cash and cash equivalents at January 1	54,944	61,741

Total cash and cash equivalents at June 30	92,091	47,142

Notes to the condensed consolidated interim financial statements
For the period ended June 30, 2025

1.Company information
Pharming Group N.V. is a limited liability public company which is listed on Euronext Amsterdam (PHARM) and on the NASDAQ (PHAR), with its headquarters and registered office located at:

Darwinweg 24
2333 CR Leiden
The Netherlands

2.Statement of compliance
The consolidated interim financial statements for the six-month period ended June 30, 2025, have been prepared in accordance with International Accounting Standard IAS 34, Interim financial reporting. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2024, which have been prepared in accordance with International Financial Reporting Standards (EU-IFRS) and IFRS interpretations committee (IFRS IC) interpretations applicable to companies reporting under IFRS as issued by the International Accounting Standards Board (IASB) and valid as of the balance sheet date.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 30, 2025.

The published figures in these condensed consolidated interim financial statements are unaudited.

3.Accounting policies
Accounting policies are consistent with those of the financial statements for the year ended December 31, 2024. The following exchange rates have been applied:

Applied exchange rates	June 30, 2025	Average 1H 2025	December 31, 2024	Average 1H 2024
EUR/USD	1.1814	1.0889	1.0350	1.0795
AUD/USD	0.6590	0.6322	0.6224	Not used
GBP/USD	1.3777	1.2992	1.2488	Not used
SEK/USD	0.1063	0.0981	Not used	Not used

4.Estimates and judgements
The preparation of interim financial statements in conformity with IAS 34 and Book 2 Title 9 of the Dutch Civil Code requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies were the same as those applied to the consolidated financial statements for the year ended December 31, 2024.

5.Going concern
In preparing and finishing the interim financial statements the Board of Directors of Pharming have assessed the Company’s ability to fund its operations for a period of at least twelve months after the date the interim financial statements are issued. Based upon the assessment on a going concern basis, the Company has concluded that funding of its operations for a period of twelve months, after the date the interim financial statements are issued, is realistic and achievable. Overall, based on the outcome of this assessment, the interim financial statements have been prepared on a going concern basis.

6.Seasonality of operations
Seasonality has no material impact on Company’s interim financial statements.

7.Business combinations and acquisitions of non-controlling interests: Acquisition of Abliva AB
On February 14, 2025, the Group acquired 88.9% of the voting shares of Abliva AB (“Abliva”), a listed company based in Sweden. Abliva is a biotechnology company, based in Lund, Sweden, focused on developing medicines for the treatment of mitochondrial disease. Pharming acquired Abliva to further strengthen the clinical pipeline with the addition of a therapy, with U.S. launch expected in 2028, aligning with our vision to become a leading global rare disease company. By June 18, 2025, Pharming obtained 100% of the shares of Abliva. This disclosure provides the financial information relating to the business combination.

At initial recognition, Pharming elected to measure the non-controlling interests in Abliva as a proportionate share of the identifiable assets.

Assets acquired and liabilities assumed
The fair values of the identifiable assets and liabilities of Abliva as at the date of acquisition were:

Amounts in US$ ‘000	Fair value recognized on acquisition
Intangible assets: KL1333	61,114
Intangible assets: Software	75
Deferred tax assets	12,397
Investments in equity instruments designated at FVTOCI	1,224
Trade and other receivables	1,591
Cash and cash equivalents	2,610
Assets	79,011
Deferred tax liability	(12,397)
Trade and other payables	(1,244)
Liabilities	(13,641)
Total identifiable net assets at fair value	65,370
Non-controlling interest	(5,904)
Goodwill arising on acquisition	620
Purchase consideration transferred	60,086

Abliva’s lead product, KL1333, a regulator of the essential co-enzymes NAD⁺ and NADH, is in a pivotal clinical study (FALCON) in adult patients with genetically confirmed primary mitochondrial disease (PMD) with mitochondrial DNA (mtDNA) mutations who experience consistent, debilitating fatigue and muscle weakness (myopathy), and reduced life expectancy. Over 30,000 patients diagnosed with mtDNA mitochondrial disease would be potentially addressable by KL1333 in the U.S., EU4 (France, Germany, Italy, Spain) and the UK. KL1333 has shown positive clinical effects in a proof-of-concept Phase 1b study, and a pre-planned interim analysis of the ongoing pivotal FALCON trial demonstrated promising differences over placebo in both alternate primary efficacy endpoints. KL1333 has received Fast Track designation in the U.S. and Orphan Drug Designation for the treatment of PMD in the U.S. and EU.

The investment in equity instruments designated at fair value through other comprehensive income (FVTOCI) comprises 84,444 shares in Isomerase Therapeatics Limited (“Isomerase”), representing approximately 10% of Isomerase’s total outstanding shares. Isomerase is a U.K.-based synthetic biology firm and a strategic partner of Abliva AB. As Isomerase is a privately held company, the investment is classified within Level 3 of the fair value hierarchy. The fair value measurement is based on an assessment of the recoverable amount, estimated using a value-in-use approach. This involves projecting future cash flows in line with the company's internal business plans and forecasts. The valuation also incorporates key assumptions, including discount rates and long-term growth rates beyond the forecast period.

Trade and other receivables primarily comprise short-term investments of surplus cash, placed in interest-bearing deposits with original maturities of three to nine months. These deposits matured in February 2025, at which point the funds were received as cash.

The deferred tax liability mainly arises from the recognition of the intangible asset KL1333, reflecting the associated tax effects.

Loss before tax generated by Abliva and included in the consolidated Statement of Income from February 14, 2025 to June 30, 2025 was US$12.5 million. If the combination had taken place at the beginning of the year, the loss before tax for the Group would have been US$5.1 million. Abliva did not contribute any revenue during 2025.

Acquisition of remaining interest in Abliva
In the period from February 14, 2025, to June 18, 2025, Pharming acquired the remaining 11.1% interest in the voting shares of Abliva, thereby increasing its ownership to 100%. A cash consideration of US$7.0 million was paid to the non-controlling shareholders. The carrying amount of the acquired non-controlling interest was US$5.0 million. The difference of US$2.0 million, has been recognized directly in accumulated deficit in equity. Following the acquisition of the remaining interest in Abliva, the total consideration in cash amounts to US$67.1 million in 2025 based on the price of SEK 0.45 paid per share.

Analysis of cash flows on acquisition

Amounts in US$ ‘000
Acquisition of a subsidiary (included in cash flows from investing activities)	(60,087)
Net cash acquired with the subsidiary (included in cash flows from investing activities)	2,611
Acquisition-related costs of the acquisition (included in cash flows from operating activities)	(10,687)
Acquisition of non-controlling interests (included in cash flows from financing activities)	(5,970)
Net cash flow on acquisition	(74,133)

Acquisition-related costs of US$9.7 million were expensed in the period and included within other operating costs in the Consolidated Statement of Income. Moreover, acquisition-related costs of US$1.0 million were expensed in the year ended December 31, 2024 related to this acquisition. Of these additional cost, an amount of US$0.2 million was incurred but unpaid per June 30, 2025. In addition, with respect to the acquisition of the non-controlling interest, a remaining cash outflow of US$1.9 million is expected to occur in the second half year of 2025.

8.Segment information
Operating segments are components of the Company that engage in business activities from which it may incur expenses, for which discrete financial information is available and whose operating results are evaluated regularly by the Company’s Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance. The Executive Members of the Board of Directors are considered the CODM.

CODM reviews the Company’s results under four operating segments based on a combination of the products that the Company has launched - RUCONEST® and Joenja®, and the main geographies where sales are consummated - focused on the US and reporting, in aggregate, EU and Rest of the World (“RoW”). The four operating segments correspond to each of its four reportable segments for financial reporting purposes.
The CODM reviews revenues and gross profit to assess the performance of their operating segments. The CODM does not review financial information on a segmental basis below gross margin, and balance sheet information is not allocated to the company's reportable segments. There are no intersegment sales.

Total revenues and gross profit per each operating and reportable segment for the period ended June 30 are:

Amounts in US$ ‘000	1H 2025			1H 2024
	RUCONEST®	Joenja®	Total	RUCONEST®	Joenja®	Total
Revenues:
US	146,244	21,272	167,516	106,354	18,657	125,011
EU and RoW	2,759	2,040	4,799	2,619	2,049	4,668
Total revenues	149,003	23,312	172,315	108,973	20,706	129,679

Gross profit:
US	134,211	18,448	152,659	94,445	16,203	110,648
EU and RoW	340	2,021	2,361	865	1,799	2,664
Total gross profit	134,551	20,469	155,020	95,310	18,002	113,312

9.Other income
Other income increased by US$0.9 million in the first half of 2025 to US$2.2 million as compared to US$1.3 million the first half of 2024.

10.Expenses by nature
Costs of sales

Amounts in US$ ‘000	1H 2025	1H 2024
Cost of inventories recognized as expenses	(13,199)	(10,738)
Royalty fees	(2,421)	(2,502)
Obsolete inventory impairments	(1,675)	(3,127)
Total	(17,295)	(16,367)

Costs of inventories recognized as expenses in the first half year of 2025 were US$13.2 million versus US$10.7 million for the first half of 2024 and relates to actual product sales of RUCONEST® and Joenja®.

Pharming expensed royalty fees to Novartis on Joenja® sales, amounting to US$2.4 million in the first half of 2025 (first half of 2024: US$2.5 million).

Obsolete inventory impairments amounted to US$1.7 million (1H 2024: US$3.1 million) and stems from the valuation of the inventories against lower net realizable value and mainly relates to products no longer eligible for commercial sales.

Other operating costs

Other operating costs increased to US$153.4 million in the first half of 2025 compared to US$134.0 million in the first half year of 2024.

Employee benefits are charged to research and development costs, general and administrative costs, or marketing and sales costs based on the nature of the services provided. Employee benefits of production related employees have been included in the value of inventories.

Depreciation and amortization charges amounted to US$5.3 million in the first half of 2025 compared to US$5.6 million the first half year of 2024, and related to the following:

Amounts in US$ ‘000	1H 2025	1H 2024
Property, plant and equipment	(650)	(763)
Right-of-use assets	(1,475)	(1,728)
Intangible assets	(3,159)	(3,137)
Total	(5,284)	(5,628)

11.Finance income (expenses)

Amounts in US$ ‘000	1H 2025	1H 2024
Foreign currency results	—	236
Interest income	1,263	2,699
Other finance income	1,263	2,935
Foreign currency results	(4,549)	—
Fees and expenses on repayment and issuance convertible bonds	—	(920)
Amortization and interest on convertible bonds	(4,586)	(3,005)
Interest leases	(516)	(525)
Other finance expenses	(136)	(40)
Other finance expenses	(9,787)	(4,490)
Total other finance income and expenses	(8,524)	(1,555)

Foreign currency results mainly stem from fluctuations in the EUR/USD exchange rate. The euro got stronger during the first half of 2025 where it weakened during the first half of 2024. This impacts the revaluation of the bank balances in US dollars incorporated in euro functional currency entities and the receivables and payables in euro incorporated in our USD functional currency entity.

Interest income declined due to lower prevailing interest rates and a reduced overall cash position following the acquisition of Abliva.

12.Income tax (expenses)
Income tax expenses are recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The deferred tax assets increased primarily due to the inclusion of the current period's net operating loss carryforward, partially offset by the effect of temporary differences.

13.Investments
Investments accounted for using the equity method

The asset relates to an investment in the ordinary shares of BioConnection Investments B.V. (“BioConnection”). In the Board of Directors’ judgement, the investment in BioConnection constitutes an investment in an associated company and is therefore not consolidated. Pharming has significant influence but does not have control of BioConnection and is embargoed by a shareholder’s agreement between the shareholders of BioConnection from influencing any activity between the two parties which is in any significant way different from the relationship which existed between the two prior to the investment.

The carrying amount of this investment has changed as follows:

Amounts in US$ ‘000	Period to June 30, 2025	Period to December 31, 2024
Balance at January 1	466	2,285
Share in net profit (loss) for the period	8	(1,131)
Impairment	—	(629)
Equity contribution	429	—
Currency translation	103	(59)
Balance at end of period	1,006	466

During the first half year of 2025, we have contributed US$0.4 million to BioConnection, to further strengthen its financial position.

Investment in debt instruments designated as at FVTPL
The asset relates to the preference share in BioConnection Investments B.V. The Board of Directors made an assessment on the accounting treatment of the preference share obtained. The Board concluded that the asset should be recognized as a financial asset (debt instrument) measured at initial recognition at fair value, subsequently measured at fair value through profit and loss. The fair value is calculated on a yearly basis using the forward-looking Black-Scholes-Merton (“BSM”) financial instrument pricing framework. No events or matters are known as of the date of this report which would lead to a significant impact in the fair value of the asset, compared to December 31, 2024.
The carrying amount of this investment has changed as follows:

Amounts in US$ ‘000	Period to June 30, 2025	Period to December 31, 2024
Balance at January 1	3,767	6,093
Fair value changes	—	(2,051)
Currency translation	533	(275)
Balance at end of period	4,300	3,767

Investment in equity instruments designated as at FVTOCI
In 2024, the investment related to an equity interest in Orchard Therapeutics, which was subsequently disposed of following a takeover.

In 2025, Pharming acquired 84,444 shares in Isomerase as part of the acquisition of Abliva AB. This holding represents approximately 10% of the total issued shares of Isomerase. As Isomerase is privately held and its shares are not publicly traded, the fair value of the investment is determined annually using using a value-in-use approach as described in note 7.

The carrying amount of investments in equity instruments designated as at FVTOCI has changed as follows:

Amounts in US$ ‘000	Period to June 30, 2025	Period to December 31, 2024
Balance at January 1	—	2,020
Initial recognition	1,285	—
Fair value adjustments through OCI	—	106
Disposal	—	(2,098)
Currency translation	107	(28)
Balance at end of period	1,392	—

14.Deferred tax assets
The deferred tax asset increased mainly due to the addition of the current year loss to the DTA for net operating losses.

15.Inventories
Inventories include batches of Joenja® and RUCONEST® and relating work in progress which are available for production.

Amounts in US$ ‘000	June 30, 2025	December 31, 2024
Finished goods	14,647	16,297
Work in progress	49,017	39,002
Raw materials	51	425
Balance at end of period	63,715	55,724

Changes in the adjustment to net realizable value:

Amounts in US$ ‘000	Period to June 30, 2025	Period to December 31, 2024
Balance at January 1	(8,663)	(4,276)
Addition to impairment	(4,011)	(7,608)
Usage of impairment	621	2,749
Currency translation	(1,490)	457
Balance at end of period	(13,274)	(8,663)

The inventory valuation at June 30, 2025, of US$63.7 million (December 31, 2024: US$55.7 million) is stated net of an impairment of US$13.3 million (December 31, 2024: US$8.7 million). The impairment includes impairment for obsolescence and impairment to write inventories down to their net realizable value.

Inventories are available for use in commercial, preclinical and clinical activities. Estimates have been made with respect to the ultimate use or sale of product, taking into account current and expected sales as well as preclinical and clinical programs. These estimates are reflected in the additions to the impairment. The costs of vials used in preclinical and clinical programs are presented under the research and development costs.

The main portion of inventories at June 30, 2025, have expiration dates starting beyond 2025 and are all expected to be sold and/or used before expiration.

16.Marketable securities

Amounts in US$ ‘000	June 30, 2025	December 31, 2024
Government treasury certificates	—	50,525
Money market funds	33,917	62,424
Total marketable securities	33,917	112,949

Marketable securities consist of euro-denominated SEC Rule 2a-7 compliant institutional money market funds, which offer enhanced financial flexibility compared to government treasury certificates. The marketable securities are measured at amortized costs and amount to US$33.9 million as of June 30, 2025 (December 31, 2024: US$112.9 million). This includes accrued interest of US$0.1 million as of June 30, 2025 (December 31, 2024: US$0.7 million). The decrease in marketable securities is primarily attributable to the acquisition of Abliva AB, as further detailed in note 7.

17.Restricted cash, cash and cash equivalents

Amounts in US$ ‘000	June 30, 2025	December 31, 2024
Restricted cash (non-current)	2,023	1,505
Restricted cash (current)	2,726	—
Cash and cash equivalents	92,091	54,944
Total restricted cash, cash and cash equivalents	96,840	56,449

Cash is free at disposal of the Company, except for restricted cash. Restricted cash (non-current) includes a deposit for rent which is considered long-term.

For purposes of the cash flow statement, restricted cash is not considered as ''cash and cash equivalents''.

18.Equity
The Company’s authorized share capital amounts to €10.6 million (US$12.5 million) and is divided into 1,056,000,000 ordinary shares with a nominal value of €0.01 each. All 685,147,615 shares outstanding at June 30, 2025, have been fully paid-up. Other reserves include those reserves related to currency translation, share-based compensation expenses and other equity-settled transactions.

Please refer to the Condensed consolidated interim statement changes in Equity.

The other reserves are made up as shown in the below table.

Amounts in US$ ‘000	Legal reserve Currency translation reserve (CTA)	Legal Reserve Capitalized development cost	Legal Reserve participating interest	Reserve Fair value revaluation	Reserve Convertible bond	Total
Balance at January 1, 2024	(343)	106	—	(1,821)	—	(2,058)
Movement in the period	(4,433)	(31)	—	1,821	11,091	8,448
Balance at June 30, 2024	(4,776)	75	—	—	11,091	6,390

Balance at January 1, 2025	(12,510)	76	—	—	12,225	(209)
Movement in the period	26,148	(31)	—	—	—	26,117
Balance at June 30, 2025	13,638	45	—	—	12,225	25,908

19.Convertible bonds
In April 2024, the Company issued €100.0 million (US$118.1 million, based on the EUR/USD exchange rate as of June 30, 2025) aggregate principal amount of 4.50% convertible bonds due 2029.

The movements of the convertible bonds were as follows:

Amounts in US$ ‘000	Period to June 30, 2025	Period to December 31, 2024
Balance at January 1	82,399	138,422
Repurchase	—	(134,924)
Carrying value initial recognition	—	81,785
Interest paid (cash flow)	(2,450)	(4,457)
Amortization	3,702	5,725
Accrued interest	884	1,972
Currency translation	11,838	(6,124)
Carrying value at end of period	96,373	82,399

20.Earnings per share and diluted shares
Basic earnings per share is calculated based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share in the case of a profit is computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of shares to be issued in the future under certain arrangements such as option plans. However, as the net result represents a loss, the diluted earnings per share are equal to the basic earnings per share. For 1H 2025 and 1H 2024, the basic and diluted earnings per share are:

	1H 2025	1H 2024
Net profit (loss) attributable to equity owners of the parent (in US $ '000)	(10,025)	(13,666)
Weighted average shares outstanding (in '000)	677,743	672,068
Basic profit (loss) per share (in US$)	(0.015)	(0.020)
Weighted average fully-diluted shares outstanding (in '000)	744,282	785,511
Fully-diluted profit per share (in US$)	(0.015)	(0.020)

Diluted shares
The composition of the number of shares and share rights outstanding as well as authorized share capital as per June 30, 2025 is provided in the table below:

Amounts in '000	December 31, 2024	Shares issued	Other	June 30, 2025
Issued shares	680,309	4,839		685,148
RSU	19,736	(154)	(448)	19,134
Options	24,239	(1,194)	(910)	22,135
Convertible bonds	81,493			81,493
LTIP	18,765	(3,278)	5,233	20,720
Fully-diluted shares	824,542	213	3,875	828,630
Available for issue	231,458	(213)	(3,875)	227,370
Authorized share capital	1,056,000	—	—	1,056,000

21.Financial risk management and fair value
Financial risk management
Pharming is exposed to several financial risks: market risks (being currency risk and interest rate risk), credit risks and liquidity risks. The Board of Directors and the Executive Committee are responsible for the management of currency, interest, credit and liquidity risks and as such ultimately responsible for decisions taken in this field. The Group’s exposure to financial risks has not materially changed during the period.

Fair value
For the convertible bond, lease liabilities, trade payables and other liabilities, the carrying amount is a reasonable approximation of fair value. During the six-month period ended June 30, 2025, there have been no changes related to the fair value hierarchy.

22. Related party transactions
There are no material changes in the nature, scope, and scale in this reporting period compared to last year. More information is included in note 24 to the consolidated financial statements as at and for the year ended December 31, 2024.

23. Events since the end of the reporting period
There were no significant events since the end of the reporting period.